Bryan K. Davis Chief Financial Officer	Brookfield Canada Office Properties Brookfield Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3	Tel 212.417.7166 Email bryan.davis@brookfield.com

October 10, 2016

Via EDGAR

Jennifer Monick

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, DC 20549

Re:	Brookfield Canada Office Properties Form 40-F for the fiscal year ended December 31, 2015 Filed March 18, 2016 File No. 001-35391

Form 6-K
Filed August 5, 2016
File No. 001-35391

Dear Ms. Monick:

Thank you for your letter dated September 19, 2016 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Canada Office Properties (the “company”), I am replying to the comments raised by the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the company.

The company responds to your comments (which we have repeated below in italics) as follows:

Form 40-F for the year ended December 31, 2015

Exhibit 99.2

Financial Statements

Note 4: Investment Properties

(a) Fair value of investment properties, page 44

1.	It appears that expected future cash flows are used to determine the fair values of your investment properties. Please clarify for us if any inputs into your expected future cash flows are significant unobservable inputs. To the extent you have identified any additional inputs as significant unobservable inputs, please revise future filings to provide quantitative information about these inputs in accordance with paragraph 93(d) of IFRS 13. Please provide us with an example of your proposed disclosure. To the extent you have determined that there are not any additional significant unobservable inputs, please tell us how you made that determination.

The significant unobservable inputs used to determine the fair value of investment properties are discount rate assumptions and terminal capitalization rate assumptions. Quantitative information about these inputs in accordance with paragraph 93(d) of IFRS 13 is disclosed in the existing tables in Note 4(a). While there are unobservable inputs in the expected future cash flows, these inputs are individually insignificant. The most significant component of the expected future cash flows are contractual lease revenues, which are determined by the terms of existing lease arrangements and are observable.

In consideration of the Staff’s comment, the company proposes to enhance its disclosure in future filings starting with our Form 40-F for the year ending December 31, 2016 to include the following disclosure in its investment properties note, which has been black-lined against the existing Note 4(a), in addition to the existing tables disclosing quantitative information in Note 4(a):

“In accordance with its policy, the Trust measures and records investment properties using internally prepared valuations. The Trust does not measure its investment properties based on valuations prepared by external valuation professionals. Fair values are most sensitive to changes in discount rate assumptions and terminal capitalization rate assumptions. The Trust determines the fair value of each commercial property by undertaking the discounted cash flow model whereby expected future cash flows are discounted, generally over a 10 year hold period, including a terminal value based on the application of a terminal capitalization rate to estimated year 11 cash flows. Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which the Trust determines using external information and observable conditions, where possible, in conjunction with internal analysis. There are currently no known trends, events or uncertainties that the Trust reasonably believes could have a sufficiently pervasive impact across the Trust’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values. Discount rates and terminal capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the markets in which the assets are located. Changes in estimates of discount and terminal capitalization rates across different markets are often independent of each other and do not necessarily move in the same direction or of the same magnitude. Further, impacts to the Trust’s fair values of investment properties from changes in discount or terminal capitalization rates and expected cash flows are usually inversely correlated. Decreases (increases) in the discount rate or terminal capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in expected future cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level.”

2.	Please tell us how you determined it was not necessary to include a sensitivity analysis based on reasonably likely changes in significant unobservable inputs used in determining your expected future cash flows. Please refer to paragraph 129 of IAS 1.

In Note 4(a) of the annual financial statements, the company has provided disclosure of a 25 basis point decrease in both the discount and terminal capitalization rates and quantified the impact to the fair value of the portfolio, in accordance with paragraph 129 of IAS 1. Additionally, as noted in the response to question 1, the company has proposed to enhance its disclosure in future filings as it relates to significant unobservable inputs in preparation of its valuations.

Form 6-K filed August 5, 2016

Exhibit 99.1

Reconciliation of Net Income to Funds from Operations, page 34

3.	In your FFO reconciliation, you do not adjust net income for fair value gains related to the impact of rental payments received from a related party lease. In light of the absence of this adjustment, please tell us how your definition of FFO is consistent with the REALPAC white paper. To the extent that you determined your definition of FFO is not consistent with the REALPAC white paper, please tell us how you determined it was appropriate to call this measure FFO.

Our Management Discussion and Analysis (“MD&A”) defines Funds from Operations (“FFO”) as net income prior to transaction costs, revaluations gains (losses), which include the impact of rental payments received from the related party lease, and certain other non-cash items, if any. FFO is determined in accordance with the Real Property Association of Canada (“REALPAC”) whitepaper on FFO for IFRS issued in April 2014 (the “whitepaper”), except for the inclusion of the rental lease payments.

We believe the inclusion of the rental lease payments in net operating income, which is included in FFO is consistent with the whitepaper. While the whitepaper does not include a specific adjustment for lease payments from related parties that are not recognized as revenue under IFRS, it does include a number of adjustments to IFRS revenue and expense amounts that we believe are analogous. For example, the whitepaper includes an adjustment between net income and FFO to exclude the impact of tenant allowances that are amortized as a reduction to revenue over the term of the lease under SIC-15, Operating leases - Incentives. In this instance, the whitepaper includes an adjustment that makes reported FFO consistent between reporting entities notwithstanding the treatment of the tenant allowances under IFRS could differ depending on the details of the lease contract (i.e., accounted for as an addition to property or amortized as a reduction of lease revenue under SIC-15). Other analogous examples within the whitepaper include adjustments to exclude the amortization of intangibles arising from a business combination, which does not reflect operating performance of a building, and adjustments to reflect internal leasing costs on a basis consistent with those paid to third parties. In the case of the rental lease payments, the company believes the inclusion of the payments in FFO that it has made achieves a similar effect to these adjustments in that it results in the related party lease rental payments being reflected within FFO consistent with how the equivalent payments from a third party would be reflected.

As noted above, the adjustment is consistent with the nature of other adjustments in the whitepaper. Further, we believe that the adjustment for the rental lease payments helps users understand the contracted economics of the acquisition of Bay Adelaide East on an “as-if-completed-and-stabilized basis” which also corresponds to the operating performance of the company pursuant to the terms of this lease.

Financial Statements

Note 5: Investment Properties, page 49

4.	Please clarify for us how you have recorded the rental payments received from the related party lease that is associated with your acquisition of Bay Adelaide East. Your response should address your basis for reducing the carrying value of the building by $14.9 million. In addition, your response should address the nature of the $10 million that appears to be included in fair value gains and your basis in IFRS for recording this item. Within your response, please reference the authoritative accounting literature management relied upon.

As stated in our second quarter report for June 30, 2016 filed August 5, 2016, we have concluded that, in accordance with IFRS, the rental payments received from the related party lease should be accounted for as a reduction of the carrying value of the building. These payments from the related party vendor to the company are for the absence of rent inflows on the portion of the property that was not yet leased when the property was acquired, whereby the terms of the acquisition were “as-if-completed-and-stabilized basis”. The rental payments pursuant to the related party lease are received until such time that leases with third-party tenants are generating cash rental payments.

Management is of the view that these lease payments should not be recorded as commercial property revenue as they do not represent rental payments received from third parties for the use of the premises. Instead, management views the payments as amounts received with respect to the expected future cash flows that are reflected in the carrying value of the investment property. In substance, the present value of the expected future cash flows from payments to be received from the related party vendor are included in the carrying value of the investment property. Accordingly, as payments are received, the carrying value of the investment property is reduced.

The company has considered the guidance in International Accounting Standard 40, Investment Property (“IAS 40”) related to the accounting for the fair value of investment property. IAS 40, paragraph 40 states that “when measuring the fair value of investment property in accordance with IFRS 13, an entity shall ensure that the fair value reflects, among other things, rental income from current leases and other assumptions that market participants would use when pricing the investment property under current market conditions.” The fair value of the investment property is determined using a discounted cash flow method that implicitly includes the related party lease and its expected future cash flows of the property as the related party lease is attached to the property.

IAS 40, paragraph 50 goes on to state that “in determining the carrying amount of investment property under the fair value model, an entity does not double-count assets or liabilities that are recognised as separate assets or liabilities.” As the carrying amount of the investment property under the fair value model includes the related party lease and its expected future cash flows, the company has therefore accounted for the related party lease as part of the carrying value of the investment property. The company similarly accounts for the assets and liabilities related to straight-line rent, free rent, and above and below-market leases as part of the carrying value of its investment property and not as separate assets or liabilities, in a manner consistent with common practice under IFRS in accounting for properties under IAS 40.

Furthermore, the company has considered the Staff Papers from the IFRS Interpretations Committee released January 2013 and March 2013 regarding variable payments for the separate acquisition of property, plant & equipment and intangible assets for concession agreements. The focus of the IFRS Interpretations Committee Staff Papers addresses the accounting by a purchaser for variable consideration owing on the original purchase price. The recommendation of the IFRS Interpretations Committee Staff Papers was to adjust the cost of the asset on the collection of such payments.

Applying the guidance cited above, the company has determined that the rental lease payments should be accounted for as an adjustment to the carrying value of the investment property in the IFRS financial statements as it represents the current realization of a contractual arrangement accounted for as part of the carrying value of the investment property.

The company applies the fair value model to measure its investment properties in accordance with IAS 40. The company determines the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases.

As the company receives the rental payments pursuant to the related party lease, it records a credit to reduce the investment property balance, as described above. As the property is re-measured to fair value at the end of each period, the change in fair value is recorded in fair value gains (losses), with the result that, in the current period, this amount includes the impact of the related party lease payments as the property is re-measured to its fair value at the period end in accordance with IAS 40.

With respect to the $10 million dollar amount referenced in the company’s MD&A, this amount reflects the impact of the inclusion of the rental payments received pursuant to the related party lease of $14.9 million, net of the non-cash straight-line rental revenue recognized in accordance with IFRS to present reflect the economics of the related party lease. The rental payments pursuant to the related party lease are received until such time that leases with third-party tenants are generating cash rental payments. However, in accordance with International Accounting Standard 17, Leases, the company recognizes any third party lease revenue on a straight-line basis over the lease term. As a result, the company has recognized non-cash straight-line rental revenue related to leases with third-party tenants that are not yet making cash payments of $4.9 million, but for which the company still receives cash rental payments pursuant to the related party lease. As straight-line rental revenue is recognized, there is a corresponding increase in the investment property balance, as the straight-line rent receivable is reflected as part of the carrying value of the investment property, as described above. As the property is re-measured to its fair value at the end of each period, the change in fair value is recorded in fair value gains (losses), with the result that, in the current period, this amount includes the impact of the straight-line revenue recognized of $4.9 million as the property is re-measured to its fair value at the period end in accordance with IAS 40.

The net impact in the period of the reduction in carrying value of the investment property from the payments received under the related party lease, and the increase in carrying value resulting from the recognition of straight line rent, is $10 million.

***

The company, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ “Bryan Davis”

Bryan K. Davis

Chief Financial Officer